News Release Communiqué de Pressee

Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Final Investment Decision for Angola LNG Project
Paris, December 10, 2007 - Total announces the Final Investment Decision for the Angola LNG Project. Total owns a 13.6% share of Angola LNG Limited alongside Sonagas (36.4%), Chevron (36.4%) and BP (13.6%).
The project shareholders have authorized Angola LNG Limited to proceed with the construction and implementation of the Project following receipt of approvals from the Angolan authorities on 10 December 2007.
The Angola LNG project will process approximately 1 billion cubic feet of associated gas per day from offshore producing blocks, particularly from Blocks 17 and 32 (operated by Total E&P Angola, a wholly owned subsidiary of Total), from Blocks 0, 14 and 31, in which Total E&P Angola has interests, from Blocks 15 and 18, as well as gas from non-associated gas fields dedicated to Angola LNG Limited.
The offshore gas will be collected and transported to an onshore liquefaction plant to be built near the town of Soyo in the Zaire Province. The plant will produce 5.2 million tons per year of LNG together with related gas liquids products. It will also process and treat up to 125 million cubic feet per day of gas for the domestic market.
First LNG from the project is expected in early 2012. LNG will be shipped by project-chartered vessels to the Gulf LNG Energy regasification terminal which will be developed near Pascagoula, Mississippi. Regasified LNG will be sold to the US gas marketing affiliates of the partners. Accordingly, Total Gas & Power North America will buy and market Total’s 13.6% share, around 100 million cubic feet per day.
The project will minimize exposure to natural gas flaring and greenhouse gas emissions from offshore oil producing areas, facilitate continued offshore oil development, and enable the establishment of a domestic gas business within Angola.
The construction and operational phases of the project will contribute to the local employment, particularly in Soyo and the Zaire province, and should also enable the development of a sustainable activity for Angola.
Total and LNG
A trailblazer in the LNG industry since 1964, Total has interests in six liquefaction plants. Nearly 30% of the gas produced by Total in 2006 was processed in liquefaction plants.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Angola LNG project is part of the Group’s strategy to strengthen its position across the LNG chain, as illustrated by the recent signatures to acquire a stake in the Brass LNG project in Nigeria, in the Ichthys LNG project in Australia, in the Qatargas 2 project in Qatar and the signing of the agreement with Gazprom to cooperate in the study for the development of the first phase of the Shtokman field. Total holds interests in four regasification terminals: Altamira in Mexico, Fos Cavaou in France, Hazira in India, and South Hook in the United Kingdom, and reserved capacity in Sabine Pass in the USA.
Total in Angola
Total is present in Angola since 1953 and holds interests in production permits both operated (Block 17) and non operated (Blocks 0 and 14) and exploration permits, two of which it operates (Blocks 17/06 and 32).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Orquidea and Violeta discoveries, whose development is currently being studied. Future production from these fields will come in addition to the more than 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Connected to the Girassol FPSO, Rosa, which came on stream mid-June 2007, will extend the production plateau of this FPSO until the next decade.
Ultra-deep exploration work conducted from 2003 to 2007 confirmed the potential of Block 32. Previous discoveries of Gindungo in 2003, Canela and Cola in 2004, Gengibre and Mostarda drilled in 2005, Salsa, Caril and Manjericão drilled in 2006 and the positive results from the recently drilled wells Louro, Cominhos, Colorau and Alho in 2007 confirmed the major potential of the block. Conceptual development studies are underway in order to establish the feasibility of a first development zone to the eastern part of the block. New studies will also be launched soon to evaluate the potential of the other discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com